VOCALTEC CODE OF ETHICS FOR
               CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
                    EXECUTIVE VICE PRESIDENT GLOBAL SALES,
                             CONTROLLER, TREASURER
                AND OTHER PERSONS PERFORMING SIMILAR FUNCTIONS

VocalTec Communications Ltd. (the "Company") is committed to conducting our business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Company's Chief Executive Officer, Chief Financial Officer, Executive Vice President Global Sales, Controller, Treasurer and other persons performing similar functions (together, "Senior Employees"), sets forth specific policies to guide you in the performance of your duties.

As a Senior Employee, you must not only comply with applicable law. You also must engage in and promote honest and ethical conduct and abide by other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance With Laws, Rules And Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "Compliance With Code Of Ethics."

Conflicts Of Interest

Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Employee shall make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Employee makes full disclosure of all facts and circumstances to, and obtains the prior written approval of (a) the Chair of the company's Audit Committee, for conflicts involving the Chief Executive Officer, Chief Financial Officer and Executive Vice President Global Sales; or (b) the company's internal legal counsel or external general counsel, for conflicts involving other Senior Employees.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Employee, you are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code Of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to (a) the Chair of the company's Audit Committee, for conflicts involving the Chief Executive Officer, Chief Financial Officer and Executive Vice President Global Sales; or (b) the company's internal legal counsel or external general counsel, for conflicts involving other Senior Employees. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee of the Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers Of Code Of Ethics

If you would like to seek a waiver of the Code of Ethics you must make full disclosure of your particular circumstances to (a) the Chair of the company's Audit Committee, for conflicts involving the Chief Executive Officer, Chief Financial Officer and Executive Vice President Global Sales; or (b) the company's internal legal counsel or external general counsel, for conflicts involving other Senior Employees. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Senior Employees in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, supplier, competitor, shareholder or any other person or entity.

Acknowledgment: I acknowledge and agree that I have received the company's Code of Ethics.

Signature:__________________________________

Name:_______________________________________

Title:______________________________________

Date:_______________________________________